                                                                                                                                                                                                                                                                                                                                                                                                                     EXHIBIT 19

Minerals Technologies Inc.
Securities Trading Policy

It is the policy of Minerals Technologies Inc. (the “Company”) that any Insider who is aware of material, non-public information relating to the Company may not, directly or through family members or other persons or entities, (i) buy or sell securities of the Company, including the Company’s common stock, options to purchase common stock, or any other securities the Company may issue from time to time (“MTX Securities”) (other than pursuant to a pre- approved trading plan that complies with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “1934 Act”)), or engage in any other action to take personal advantage of that information, (ii) recommend the purchase or sale of any MTX Securities, (iii) pass that information on to others outside of the Company, including family and friends, or (iv) assist anyone in engaging in any of the foregoing activities, until the information becomes public or is no longer material.
In addition, it is the policy of the Company that any Insider who, in the course of working for the Company, learns of material, non-public information about a company with which the Company does business, including a customer or supplier of the Company, may not trade in that company’s securities until the information becomes public or is no longer material.
This Securities Trading Policy (“Policy”) applies to all directors, officers, employees (including temporary employees) of the Company and of each domestic and foreign subsidiary, partnership, venture or other business association that is effectively controlled by the Company, directly or indirectly. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information. The Policy also applies to immediate family members of the foregoing people (“Related Persons”), including a spouse, minor children, older children living at their home, older children primarily reliant on them for financial support, and any other relatives (by marriage or otherwise) living in their household, as well as accounts over which they or such a family member exercises investment discretion or control and anyone to whom he or she has disclosed material, non-public information. All of the foregoing people are referred to in this Policy as “Insiders.”
All directors and certain executive officers (“Section 16 Insiders”) of the Company are subject to the requirements of Section 16 of the 1934 Act. Section 16 Insiders and certain other employees who are notified from time to time of their designation as “key management employees” of the Company (“Designated Persons”), are subject to additional trading restrictions, such as quarterly blackout period and, for Section 16 Insiders, a requirement to preclear all transactions. The Company determines annually those persons who are Section 16 Insiders and Designated Persons and will inform any person who becomes, or who ceases to be, a Section 16 Insider or Designated Person of such change in status.
Federal securities laws imposes potentially severe civil and criminal penalties on persons who improperly use material, non-public information in connection with a purchase or sale of securities. Transactions that may seem necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not excepted from the laws or this Policy. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct. A brief summary of these laws is set forth in Appendix A attached hereto.
In furtherance of the above policies, the following requirements have been adopted by the Company regarding trading by Insiders in MTX Securities and the securities of other companies with which the Company does business.
1.
As long as an Insider is aware of information which is (1) material and (2) non-public relating to the Company, such Insider may not buy or sell MTX Securities. The definitions of “material” and “non-public” are summarized in Appendix A attached hereto. This policy against insider trading also applies to trading in the securities of other companies that issue securities, including the Company’s customers and suppliers and firms with which the Company may be negotiating a transaction, if the Insider in possession of material non-public information relating to those companies as a result of his or her position with this Company. After any material, non-public information has been disclosed through appropriate channels, a reasonable time should be allowed to elapse (at least one full business day) before trading in the security to allow the public dissemination and evaluation of the information.

2.
Insiders also may not convey material non-public information about the Company to others or suggest that anyone purchase or sell MTX Securities while such Insider is aware of material non-public information about this Company. This practice, known as "tipping," also violates the securities laws and can result in the same civil and criminal penalties that apply if the Insider engages in insider trading directly, even if the he or she does not receive any money or derive any benefit from trades made by persons to whom he or she passed material nonpublic information. This policy against "tipping" applies to information about the Company and MTX Securities as well as to information about other companies, if the Insider is in possession of material non-public information of those companies as a result of his or her position with this Company. This policy does not restrict legitimate business communications on a "need to know" basis, where the Insider has a basis to expect that the other person will not trade while in possession of the information.

3.	In addition, each Designated Person is prohibited from buying or selling MTX Securities during the no-trading periods described below:
Quarterly No-Trading Periods. Quarterly no-trading periods will commence at 4:00 p.m., Eastern time, on the last trading day of each fiscal quarter and will continue until the beginning of trading on the second trading day following the release of the Company’s quarterly earnings for that quarter. No trading in MTX Securities will be permitted during any quarterly no-trading period. The following illustrates the timeline of the Company’s quarterly no-trading period:
Last Trading Day of Quarter		Day of Earnings Announcement	Earnings Announcement Day + 1	Earnings Announcement Day + 2
No Trading after 4:00 P.M. (Eastern Time)	→	Earnings released No Trading	No Trading	Trading Permitted Starting at 9:30 A.M.

Event-Specific No-Trading Periods. From time to time, developments may occur that the Company deems material and are known by only a few directors, executive officers or other employees. The Company, through the General Counsel’s office, may inform such persons that they are required to suspend trading in MTX Securities because of such developments. In that event, such persons (including their Related Persons) must not engage in any transaction involving the purchase or sale of MTX Securities for so long as is required (i.e., the development remains material and non-public), even if at a time other than during a Quarterly No-Trading Period. The existence of an event-specific no-trading period will not be otherwise announced. Any person made aware of the existence of an event-specific no-trading period should not disclose the existence of the no-trading period to any other person. The failure of the General Counsel to prohibit any person from trading during an event-specific no-trading period will not relieve that person of the obligation not to trade while aware of material, non-public information.
Trading Windows. Generally, the most risk-free time for making purchases or sales of Company stock is  during the ten-day “window” period following release of the Company's year-end or quarterly earnings announcements (i.e., during the ten-day period beginning on the second business day following the date of the earnings release). However, even during this trading window period, Insiders may not initiate a trade in Company stock if they are aware of material non-public information about the Company. Trading during a window period is encouraged, but not required, for all employees. Outside of window periods there is a  greater likelihood that a Designated Person will be in possession of material nonpublic information, or that the Company will know of such information that could be attributed to him or her, and that the General Counsel's office will not permit the proposed transaction. To reduce the burden of these restrictions when a Designated Person expects a need to sell MTX Securities at a specific time in the future, Designated Persons may wish to consider entering into a prearranged trading plan under Rule 10b5-1 of the 1934 Act, as discussed below, for that sale.
4.
Section 16 Insiders must obtain prior clearance from the General Counsel, or his designee, before he or she makes any purchases or sales of MTX Securities, even when a no-trading period is not in effect. To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information, prior clearance is required for all purchases and sales of MTX Securities, including transfers between the Company stock fund and other investment options in the Company’s 401(k) plans (see below) by any Section 16 Insider or their Related Persons. Each proposed transaction should be submitted for pre-clearance at least two days  in advance of the proposed transaction and will be evaluated to determine if it raises insider trading concerns or other concerns under the federal or state securities laws and regulations. The General Counsel’s office is under no obligation to approve a trade submitted for pre-clearance and, under appropriate circumstances, may determine not to permit the trade. Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment aspects of any transaction. Clearance of a transaction is valid only for a 48-hour period. If the transaction order is not placed within that 48-hour period, clearance of the transaction must be requested again. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

5.	The following discusses the applicability of the Policy with respect to certain transactions under Company benefit plans:

Stock Option Exercises. The Policy applies to the exercise of employee stock options to the same extent as other transactions in MTX Securities. For example, Designated Persons may not exercise employee stock options during a quarterly no-trading period and Section 16 Insiders must obtain pre-clearance to exercise employee stock options.

401(k) Plan. The Policy does not apply to purchases of MTX stock in the Savings and Investment Plan (401(k) plan) and Supplemental Savings Plan (the “Plans”) resulting from the periodic contribution of money to the Plans pursuant to a payroll deduction election. The Policy does apply, however, to certain elections you may make under the Plans, including (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund, (b) an election to make an intra-Plan transfer of an existing account balance into or out of the Company stock fund, (c) an election to borrow money against your Plan account if the loan will result in a liquidation of some or all of your Company stock fund balance, and (d) your election to pre-pay a Plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

6.
Rule 10b5-1 of the 1934 Act provides a defense from insider trading liability under SEC Rule 10b-5. The Company will permit Insiders to establish trading plans that meet the requirements of Rule 10b5-1 (“Rule 10b5-1 plans”), which permit purchases or sales of MTX Securities pursuant to these plans without regard to certain insider trading restrictions, such as during the no-trading periods. In general, a 10b5-1 plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information and, for Designated Persons, outside of a no-trading period. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. All 10b5-1 plans must be approved by the General Counsel or his designee prior to implementation.

7.
The Company considers it improper and inappropriate for any Insider to engage in short-term or speculative transactions in MTX Securities. Therefore, Insiders may not engage in any of the following transactions:

•	Trading in MTX Securities on a short term basis, including any sales of MTX Securities within six months following the purchase of MTX Securities in the open market.
•	Short sales of MTX Securities (i.e., the sale of securities that are not owned by the Insider, including sales “against the box”).
•	Transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, on MTX Securities.
•	Hedging or monetization transactions with respect to MTX Securities, such as zero-cost collars and forward sale contracts.
•	Holding MTX Securities in a margin account or pledging (or hypothecating) MTX Securities as collateral for a loan or otherwise.

8.
The Policy continues to apply to transactions in MTX Securities by former Insiders. If an Insider is in possession of material, non-public information when his or her directorship or employment terminates, he or she may not trade in MTX Securities until that information has become public or is no longer material. In addition, Designated Persons remain subject to the no-trading periods and Section 16 Insiders remain subject to the pre-clearance obligations set forth in the Policy until the end of the quarterly no-trading period for the quarter in which the Designated Person or Section 16 Insider left the Company.

9.	The Company will not engage in transactions in MTX Securities, except in compliance with applicable securities laws.

10.	Section 16 Insiders are subject to additional rules regarding their securities transactions.

Section 16 Reports. Section 16 Insiders are required to file reports (Forms 3, 4, and 5) disclosing their beneficial ownership of, and transactions in, MTX Securities. Although these filing obligations are obligations of the individual Section 16 Insider, not the Company, the Company’s General Counsel will assist Section 16 Insiders in preparing and filing the required reports. The Company is required to disclose, in its annual proxy statement and other filings, any failure by a Section 16 Insider to make timely filings.

“Short-Swing Profit” Trading Restrictions. Section 16 of the 1934 Act provides that Section 16 Insiders who purchase and sell, or sell and purchase, MTX Securities within a six-month period must disgorge all profits obtained through such “short swing” trading.

Section 16 Insiders should recognize that the rules under Section 16 of the 1934 Act are complex and beyond the scope of this Policy. Section 16 Insiders are encouraged to consult with the General Counsel regarding compliance with Section 16 and the rules thereunder.

11.
In many cases, Section 16 Insiders are also required to file Form 144 before making an open market sale of MTX Securities. Form 144 notifies the Securities and Exchange Commission of the intent to sell MTX Securities. This form is generally prepared and filed by Section 16 Insider’s broker and is in addition to the Section 16 reports referred to above.

12.
Exceptions to this Policy may be granted only under the most extenuating of circumstances. Requests for waivers or exceptions to this policy must be submitted in writing to the General Counsel, and may be approved by the General Counsel.

* * *
You should remember that you bear the ultimate responsibility for adhering to this policy and avoiding improper trading. If you violate this Policy, you could encounter significant legal problems and the Company may take disciplinary action against you, including dismissal for cause. If you have any questions about this Policy or the application of this Policy to your particular case, you should seek additional guidance from the General Counsel's office, at (212) 878-1858.

Appendix A

The Need to Understand Insider Trading Laws
Federal and state laws prohibit buying, selling, or making other transfers of securities by insiders. “Insiders” are directors, officers, employees, consultants, and agents of the Company who have material information about the Company that is not generally known or available to the public. These laws also prohibit insiders with material nonpublic information from disclosing this information to others who may trade in the Company’s securities.
We have adopted this policy regarding trading in securities by insiders who have material nonpublic information. For purposes of this policy, references to "trading" and to "transactions" include purchases and sales of the stock of the Company, including sales of stock you acquire by exercising employee stock options and other discretionary trades you make pursuant to an investment direction under an employee benefit plan such as the Company's Savings and Investment Plan. These references will also include purchases and sales of other securities if and when issued by the Company.
You are responsible for ensuring that you do not violate federal or state securities laws or this policy. The purposes of this policy are to promote compliance with the federal securities laws and to protect the Company and you from the serious liabilities and penalties that can result from violations of these laws.
If you violate the insider trading laws, you may have to pay civil fines of up to three times the profit gained or loss avoided by such trading, as well as criminal fines of up to $5,000,000. You also may have to serve a jail sentence of up to 20 years.
Both the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE) are very effective at detecting and pursuing insider trading cases. The SEC has successfully prosecuted cases of insider trading against employees of other companies who have traded through foreign accounts, against insiders' family members and friends who have traded, and against those who have traded only a small number of shares, in each case while in possession of material nonpublic information.
Definition of Material Nonpublic Information
Information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Remember that even if the information is not material to the Company, it may nevertheless be material to a customer, a supplier, or a firm with which the Company is negotiating a transaction, and our policies apply to your trading in those companies' stock. Any information that you could expect to affect the price of the security is material. Common examples of information that may be material include, but are not limited to:
•
Financial information, including revenue results, operating income, profits, orders data, contracting activity or other revenue projections, whether relating to the Company as a whole or to one of its business segments or subsidiaries.

•	News about a major contract award or cancellation of an existing contract.
•	Financial projections, forecasts or budgets.
•	Mergers, acquisitions, dispositions, joint ventures, tender offers, acquisition or sale of a business segment or unit, or other significant changes in assets.
•	Significant new products or discoveries or significant developments regarding customers or suppliers.
•	Changes in senior management or other major personnel changes.
•	Changes in dividend policy, declaration of a stock split or the offering of additional securities.
•	Financial liquidity problems.
•	Changes in pricing or discount policies.
•	Significant legal exposure due to actual, pending or threatened litigation.
•	Changes in the Company's auditors or a notification from its auditors that the Company may no longer rely on the auditors' audit report.
•	Major events regarding the Company's securities.
Both positive and negative information can be material. SEC and NYSE investigators will scrutinize a questionable trade after the fact with the benefit of hindsight, so you should always err on the side of deciding that the information is material and not trade. If you have questions regarding specific information, please contact the General Counsel's office.
Information is “nonpublic” if it is information that is not generally known or available to the public. We consider information to be available to the public only when:
•
it has been released to the public by the Company through appropriate channels, e.g., by means of an SEC filing, a press release during a publicly broadcast analyst conference call or a widely disseminated statement from a senior officer, and

•	at least one full business day has elapsed since public disclosure, in order to permit the market to absorb and evaluate the information.
Unauthorized Disclosure
Insiders must maintain the confidentiality of Company information for competitive, security and other business reasons, as well as to comply with securities laws. All information about the Company or its business plans is non- public information until the Company publicly discloses it. Thus, Insiders should treat this information as confidential and proprietary to the Company, and may not disclose it to others, such as family members, other relatives, or business or social acquaintances.
Also, legal rules govern the timing and nature of our disclosure of material information to outsiders or the public. Violation of these rules could result in substantial liability for Insiders, the Company and its management. For this reason, the Company permits only specifically designated representatives of the Company to discuss the Company with the news media, securities analysts and investors, and only in accordance with the Company's Corporate Policy #501 (Disclosure of Material Corporate Information) and Corporate Policy #502 (Responses to Media Inquiries). Any Insider who receives inquiries of this nature should refer them to the Investor Relations and/or Corporate Communications Department.

Updated: February 2025
Supersedes: June 2023